UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For May 2018

Commission File No. 001-34824

Ambow Education Holding Ltd.

12th Floor, Tower 1, Financial Street,

Chang’an Center, Shijingshan District, Beijing

100043

People’s Republic of China

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Other Information

On May 31, 2018, Ambow Education Holding Ltd. (the "Company"), issued a press release announcing that it has priced an underwritten public offering (the "Offering") to issue and sell an aggregate of 1,800,000 American Depository Shares (ADS’s) at an offering price of $4.25 per ADS (the “Offering Price”). In connection with the Offering, the Company entered into an underwriting agreement, dated May 31, 2018 (the “Underwriting Agreement”) with The Benchmark Company, LLC, as the underwriter for the Offering (the “Underwriter”). The ADSs commenced trading on the NYSE American on June 1, 2018.

The Company granted the Underwriter a 45-day option to purchase up to an additional 270,000 ADSs at the Offering Price, less underwriting discounts and commissions. The Offering is expected to close on June 5, 2018, subject to the satisfaction of customary closing conditions.

A registration statement on Form F-1, as amended, relating to the Offering (File No. 333-220207) was declared effective by the Securities and Exchange Commission on May 31, 2018, and an additional registration statement on Form F-1 filed pursuant to Rule 462(b) (File No. 333-225334) became automatically effective on May 31, 2018. The Offering is being made only by means of a prospectus forming a part of the effective registration statements.

The Underwriting Agreement contains customary representations, warranties, and agreements by the Company; customary conditions to closing; indemnification obligations of the Company and the Underwriter, including for liabilities under the Securities Act; other obligations of the parties; and termination provisions. The foregoing is only a brief description of the terms of the Underwriting Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and incorporated by reference herein. A copy of the press release announcing the pricing of the Offering is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of May 31, 2018, by and between Ambow Education Holding Ltd. and The Benchmark Company, LLC.

99.1	Press release dated May 31, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

	By:	/s/ Jin Huang
	Name:	Jin Huang
	Title:	President and Chief Executive Officers

Dated: June 4, 2018